Exhibit 14.2
Cardtronics, Inc.
Financial Code of Ethics
This Financial Code of Ethics (this “Financial Code”) of Cardtronics, Inc. (the “Company”) contains the ethical principles by which the Company’s Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and other senior financial officers (collectively the “Senior Officers”) are expected to conduct themselves when carrying out their duties and responsibilities. Senior Officers must also comply with the Company’s Code of Business Conduct and Ethics.
Ethical Principles
In carrying out his or her duties to and responsibilities for the Company, each Senior Officer should:
•	act ethically with honesty and integrity, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	provide full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the United States Securities and Exchange Commission (“SEC”) and in other public communications that the Company makes;

•	comply with applicable laws, rules and regulations of national, state, provincial and local governments and private and public regulatory agencies having jurisdiction over the Company;

•	act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing his or her independent judgment on behalf of the Company to be subordinated to other interests;

•	promote honest and ethical behavior by others in the work environment;

•	respect the confidentiality of information acquired in the course of his or her work except when authorized or otherwise legally obligated to disclose such information. Such confidential information must not be used for the personal advantage of any Senior Officer or parties related to such Senior Officer;

•	responsibly use and maintain all assets and resources employed or entrusted to such Senior Officer;

•	promptly report violations of this Financial Code to the Company’s Chief Executive Officer or Chief Financial Officer or to the Chairperson of the Audit Committee of the Board of Directors of the Company (the “Board of Directors”); and

•	accept accountability for adherence to this Financial Code.
Waivers
Consents obtained pursuant to this Financial Code, or waivers of any provision of this Financial Code, shall be made only by the Board of Directors. Persons seeking a waiver should be prepared to disclose all pertinent facts and circumstances, respond to inquiries for additional information, explain why the waiver is necessary, appropriate, or in the best interest of the Company, and be willing to comply with any procedures that may be required to protect the Company in connection with a waiver. If a waiver of this Financial Code is granted for any Senior Officer, appropriate disclosure will be made promptly in accordance with legal requirements and applicable stock exchange or NASDAQ Global Market (“NASDAQ”) regulations.
Compliance Procedures
Enforcement of sound ethical standards is the responsibility of every officer and employee of the Company. Violations and reasonable suspicions of violations of this Financial Code of Ethics should be reported promptly to the Company’s Chief Executive Officer or Chief Financial Officer or to the Chairperson of the Audit Committee of the Board of Directors. Concerns regarding this Financial Code of Ethics may also be reported through the Company’s Ethics Hotline. The reporting person should make full disclosure of all pertinent facts and circumstances, taking care to distinguish between matters that are certain and matters that are suspicions, worries, or speculation, and also taking care to avoid premature conclusions or alarmist statements since the situation may involve circumstances unknown to the reporting person. If the situation so requires, the reporting person may report anonymously. The Company does not permit retaliation of any kind for good faith reports of ethical violations. Persons making a report knowing it is false or willfully disregarding its truth or accuracy, or engaging in any other bad faith use of the reporting system, are in violation of the Company’s Code of Business Conduct and Ethics.
Each director and Senior Officer of the Company shall be provided with a copy of this Financial Code. This Financial Code may also be provided to any other employee as any Senior Officer deems appropriate. Each Senior Officer shall sign a written affirmation acknowledging that the Senior Officer has received, read and understood this Financial Code. The affirmation may be separate from or included within another affirmation or acknowledgment relating to codes of conduct and ethics, employee manuals, handbooks, or other materials supplied to Senior Officers. Any Senior Officer, director, executive officer or employee to whom this Financial Code has been provided may be required, from time to time, to sign a written affirmation stating that the person (1) has received and read this Financial Code and understands its contents, (2) has not violated this Financial Code, and (3) has no knowledge of any violation of this Financial Code that has not been communicated previously to the office of the Company’s Chief Executive Officer or Chief Financial Officer or to the Chairperson of the Audit Committee of the Board of Directors.
Violations
Each person is accountable for his or her compliance with this Financial Code. Violations of this Financial Code may result in disciplinary action against the violator, including dismissal from employment when deemed appropriate. Each case will be judged by the Company’s Chief Executive Officer or Chief Financial Officer or the Audit Committee of the Board of Directors on its own merits considering the duties of the person and the significance of the circumstances involved.

Amendment
Any amendment to this Financial Code shall be made only by the Company’s Board of Directors or the appropriate committee thereof. If an amendment to this Financial Code is made, appropriate disclosure will be made within four business days after such amendment has been made in accordance with legal requirements and applicable stock exchange or NASDAQ regulations.
It is the intent of Cardtronics, Inc. that this Financial Code of Ethics be its written code of ethics under Section 406 of the Sarbanes-Oxley Act of 2002, complying with standards set forth in Securities and Exchange Commission Regulation S-K Item 406.